Mail Stop 3-8


										February 16,
2005

By Facsimile and U.S. Mail


Mr. Barton Heminover
Chief Financial Officer
Bernard Chaus, Inc.
530 Seventh Avenue
New York, New York 10018


		RE:	Form 10-K, for the year ended June 30, 2004
			Filed September 28, 2004


Dear Mr. Heminover:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future periodic filings, as applicable.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 10

2. Please expand your discussion of consolidated gross margin for the years presented to include, where practicable, quantification and analysis of the factors you identify as contributing to changes in gross margin. For example, you refer to S.L. Danielle and Cynthia Steffe divisions as reasons for increase in gross profit dollars but do not quantify amounts. Similarly, you attribute the decline in gross margin percentage to the "Chaus" product lines sold but do not provide a discussion or analysis of this factor to allow a reader to understand the significance of sales mix on gross margin for the period, or the specific reasons why sales mix resulted in a decline in gross margin. See Item 303(a) of Regulation S-K and SEC Release
No. 33-8350.

Financial Condition, Liquidity and Capital Resources, page 12

3. Please revise your Management`s Discussion and Analysis to explain
why there were material changes in your accounts receivable and payable. Expand your discussion of changes in operating cash flows on page 12 to indicate if management expects operating cash flows in
2005 to resemble 2004.   See Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements

General

4. Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, and other consideration. If so, please disclose the statement of income line item in which each of these types of consideration is included. Additionally, disclose how you account for your allowances related to your volume-based programs. See EITF
00-22 and 01-09.


Note 2. Significant Accounting Policies

Credit Terms, page F-7

5. Please revise to clarify whether you account for your receivables that are factored with recourse, as a sale pursuant to paragraph 9 of
SFAS 140 or a secured borrowing. Also tell us how cash flows related to this arrangement are recorded on the statements of cash flows.

Inventories, page F-8

6. We note a substantial amount of your products are manufactured overseas and merchandise in transit is included in inventory.
Please
expand your policy to state when you record inventory and take title and assume risk of loss.

Shipping and handling costs, page F-10

7. Please tell us if you charge customers for shipping and handling costs. If so, disclose where you record amounts billed to customers.
See paragraph 5 of EITF 00-10.

Note 3. Inventories, page F-11

8. Please be advised that the inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve. See Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB. We assume the company is presenting the reserve for informational purposes only and that you do not increase the cost basis of inventory items after a reserve has been recorded.
Please
confirm whether our understanding is correct and clarify in future filings. Additionally, if the sale of inventory previously written-down resulted in the recognition of gross margin in excess of your typical margin and the effects were material to reported results of operations, please provide appropriate MD&A disclosure.

Note 4.  Fixed Assets, page F-11

9. Please breakout computer hardware and software line items in this table to match the disclosure of the useful lives of your fixed assets on page F-10.

Note 5.  Income Taxes, page F-12

10. Please disclose the portion of your operating loss carry-forwards related to the exercise of nonqualified stock options. See paragraph
48 of SFAS 109.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to Donna Di Silvio at (202) 942-1852, or me at
(202) 942-2905.
							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief
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February 16, 2005
Page 4